November 12, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Ronald Alper
Division of Corporation Finance
Office of Real Estate and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Trilogy Multifamily Income & Growth Holdings I, LLC
Offering Statement on Form 1-A
Filed October 2, 2020
File No. 024-11333

Dear Mr. Alper:

This letter is submitted on behalf of Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated October 29, 2020 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on October 2, 2020 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of the First Amendment of the Offering Statement (the “First Amendment”) for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment, along with two redlines marked against the Offering Statement.

1.
You indicate that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

2.
Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

3.
It appears that you intend to offer bonds in different series and subject to different terms so that not all information investors would need to make an investment decision would be included in the offering statement at the time of its qualification. The maturity date of the bonds, including the Series E and Series F bonds if the offering is extended, appears to vary, depending on when the bonds are sold, so that the terms of the bonds are not fully established at qualification. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering in light of the factors noted above.

Issuer’s Response: The Issuer does intend to rely on Rule 251(d)(3)(i)(F) and believes all of the terms of the Bonds will be fully established at qualification. All $50,000,000 of Bonds are offered and may be issued immediately upon qualification of the Offering Statement without delay. If all $50,000,000 is issued in Series A Bonds then none of the other series of Bonds will be issued. Further, each series of Bonds will be offered by the Issuer immediately upon qualification of the Offering Statement, though subsequent series may not be issued if, as noted above, the Bonds are sold out prior to the commencement of issuance in the applicable series. The only difference between each series of Bonds are their respective issuance dates and related maturity dates. To ensure that all terms of the Bonds are set upon qualification, the Issuer has revised its offering to provide blanks where the maturity date of each Bond will be a date certain. These dates will be completed upon qualification of the Bonds and based upon a roughly five-year term for the Bonds. As a result, an investor will know all terms of the Bonds being offered immediately upon qualification.

4.
We note your disclosure on page 1 that “[f]ollowing achievement of our initial closing, which will be at the end of the first month following our raise of the Minimum Offering Amount, we will conduct closings in this offering at least monthly, on the last day of the applicable month . . . until the Offering Termination Date.” Please provide us with more information as to how these contemplated closings will work in conjunction with this offering. For example, provide us with more detail regarding the mechanics of your offering, including a discussion of what factors will go into deciding when to hold additional closings and what rights subscribers may have after remitting payment, but prior to a closing.

Issuer’s Response: The Issuer does not anticipate holding any closings on the sales of Bonds until it has received enough subscriptions to achieve the Minimum Offering Amount. Once the Issuer has accepted enough subscriptions to exceed the Minimum Offering Amount, it anticipates holding closings on a monthly basis to settle any subscriptions accepted since the previous closing date. If there are no accepted subscriptions then no closing will be held in any applicable month. The Issuer will only hold closings once a month, on the last business day of the month, as set forth on page 1 of the First Amendment. As a result, there are no factors beyond the availability of accepted subscription funds to close dictating when a closing may occur.

If the Issuer does not successfully raise the Minimum Offering Amount prior to the Minimum Offering Termination Date, then all payments made by investors will be promptly returned. For each closing following the initial closing, once a subscription has been submitted and accepted by the Issuer, an investor will not have the right to request the return of its subscription payment prior to the next closing date.

5.
Please disclose any family relationship between any executive officers. See Item 10(b) of Form 1-A, Part II.

Issuer’s Response: In response to Staff’s comment, please see the Issuer’s revised disclosure on page 47 of the First Amendment.

6.
We note your disclosure that the results for 2017, 2018, and 2019 are audited. Please clarify whether this information was audited or derived from audited financial statements. If the information presented was audited, explain to us why no audit report on such information has been included in the filing.

Issuer’s Response: In response to Staff’s comment, please see the Issuer’s revised disclosure on page A-3 of the First Amendment.

7.
Please have your auditors revise their report to indicate the city and state where it was issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

Issuer’s Response: In response to Staff’s comment, please see the revised auditor’s report on page F-3 of the First Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter received from the Staff. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Matthew Leiter (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
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